UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008.

Commission File Number 000-51341

Gentium S.p.A.

(Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Attached hereto as Exhibits 1 through 3 are materials sent to shareholders of Gentium S.p.A. in connection with an Ordinary Meeting of Shareholders scheduled to be held on April 29, 2008 (first call) or May 9, 2008 (second call).

Exhibit	Description
1	Notice of Call
2	Board report to shareholders regarding Ordinary Shareholders’ Meeting
3	Proxy card

Exhibit 1

Gentium S.p.A.

Share Capital Euro 14,946,317

Registered office in Villa Guardia (Como), Piazza XX Settembre no. 2

Registration number with the Register of Enterprises of Como no. 240386 - Tax code and VAT number no. 02098100130

CALL OF THE ORDINARY SHAREHOLDERS’ MEETING

The shareholders of Gentium S.p.A. (hereinafter, the “Company”) are invited to attend the next ordinary shareholders’ meeting of the Company, to be held at the office of Gianni, Origoni, Grippo & Partners, in Piazza Belgioioso no. 2, Milan, on April 29, 2008, at 10:00 a.m., Italy time, in first call, and, if necessary, on May 9, 2008, at 10:00 a.m., Italy time, at the same place, in second call, in order to discuss and resolve upon the following.

Agenda

Ordinary Shareholders’ Meeting

1.	Approve the 2007 Italian GAAP Financial Statements as of December 31, 2007 and related documents.

2.	Set the number of directors of the Board of Directors of the Company and elect members of the Board of Directors of the Company for the April 2008 to April 2009 term.

3.	Approve director compensation for the April 2008 to April 2009 term.

4.	Approve the engagement of Reconta Ernst & Young, S.p.A. as the Company’s independent auditor for the fiscal year 2008 for U.S. GAAP Financial Statements and approve its compensation.

The shareholders may attend the Shareholders’ Meeting if they are provided with the relevant authentications by the authorized intermediary, pursuant to article 85 of the Legislative Decree no. 58 of 1998 and article 34 of the CONSOB resolution no. 11768 of December 23, 1998. Holders of the Company’s American Depositary Shares (“ADSs”) of record on February 29, 2008 will be able to instruct The Bank of New York, the Company’s depositary of the ordinary shares representing the ADSs, to vote those ordinary shares at the meeting pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York.

The documents relating to the Shareholders’ Meeting will be deposited at the registered office of the Company according to the law.

Villa Guardia (Como), March 5, 2008

The Chairperson of the Board of Directors
(Dr. Laura Iris Ferro)

Exhibit 2

REPORT OF THE BOARD OF DIRECTORS TO SHAREHOLDERS
OF GENTIUM S.P.A. REGARDING
ORDINARY SHAREHOLDERS’ MEETING

Dear Holders of American Depositary Shares:

An Ordinary Shareholders’ Meeting of Gentium S.p.A. (the “Company”) has been called in order to (i) approve the 2007 Italian GAAP financial statements of the Company and related documents, (ii) set the number of members of the Board of Directors of the Company and elect members of the Board of Directors of the Company for the April 2008 to April 2009 term, (iii) approve director compensation for the April 2008 to April 2009 term and (iv) approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for the fiscal year 2008 for U.S. GAAP Financial Statements and approve its compensation. The “first call” for this meeting is Wednesday, April 29, 2008, at 10:00 a.m., Italy time, at the office of Gianni, Origoni, Grippo and Partners, in Piazza Belgioioso no. 2, Milan. If shareholders representing a majority of all outstanding shares of the Company do not attend or are not represented at the first call, the “second call” for this meeting will be May 9, 2008 at 10:00 a.m., Italy time, at the same place. There is no quorum requirement at the second call. Holders of the Company’s American Depositary Shares (“ADSs”) of record on February 29, 2008 will be able to instruct The Bank of New York, the Company’s depositary of the ordinary shares representing the ADSs, to vote those ordinary shares at the meeting pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York. The Bank of New York will vote its ordinary shares pursuant to the instructions it receives from the ADS holders at either the first call or the second call, as the case may be. The Board of Directors recommends that you vote in favor of each of these matters.

1.    Approve the 2007 Italian GAAP financial statements of the Company and related documents.

The 2007 Italian GAAP draft financial statements of the Company and related documents (i.e., statement of assets and liabilities, profit and loss account, supplemental notes, report of the Board of Directors on the management of the Company and the reports of the Board of Statutory Auditors and the independent auditors) will be available for review at the registered office of the Company, located in Villa Guardia (Province of Como), Piazza XX Settembre 2, and also will be posted on the Company’s website at www.gentium.it, starting no later than April 14, 2008. The Board of Directors recommends that the shareholders approve such financial statements and related documents and cover the annual operating losses by the utilization of the Company’s net worth reserve.

2.    Set the number of members of the Board of Directors of the Company and elect members of the Board of Directors of the Company for the April 2008 to April 2009 term.

The Nominating and Corporate Governance Committee of the Board of Directors submits to the shareholders’ attention the proposal of setting the number of members of the Board of Directors and electing the following individuals as members of the Board of Directors for the term from this Ordinary Shareholders’ Meeting to the Company’s Ordinary Shareholders’ Meeting approving the 2008 Italian GAAP draft financial statements (the “Company’s 2009 Annual Ordinary Shareholders’ Meeting”), or until otherwise replaced or removed. Additional information about each nominee is provided below. The Board of Directors has determined that Kenneth Anderson, Gigliola Bertoglio, Luca Breveglieri, Lee Nadler, Malcolm Sweeney and Andrea Zambon are “independent” as defined under The Nasdaq Stock Market, Inc.’s Marketplace Rule 4200.

a. Kenneth Anderson

b. Gigliola Bertoglio

c. Luca Breveglieri

d. Marco Codella

e. Laura Ferro

g. Lee Nadler

h. Malcolm Sweeney

i. Andrea Zambon

Dr. Kenneth Anderson, 56, has served as one of the Company’s directors since June 2005. Dr. Anderson has been a professor at the Dana-Farber Cancer Institute, Cancer Research and Clinical Care, since 1980, a professor of medicine at Harvard Medical School since 2000 and a Kraft Family professor of medicine at Harvard Medical School since 2002. He has been the Chief of the Division of Hematologic Neoplasia at the Dana-Farber Cancer Institute since 2002, the Vice Chair of the Joint Program in Transfusion Medicine at Harvard Medical School since 2000, the Director of the Jerome Lipper Multiple Myeloma Center at the Dana-Farber Cancer Institute since 2000, the Associate Medical Director of Brigham and Women’s Hospital Blood Bank since 1998 and an attending physician at the Bone Marrow Transplantation Service at Brigham and Women’s Hospital since 1997. Dr. Anderson is a member of 11 medical and scientific societies and on the editorial boards of 11 medical and scientific journals. He received a Bachelors’ degree, summa cum laude, from Boston University in 1973, a M.D. from Johns Hopkins University School of Medicine in 1977 and a Masters’ Degree in Art from Harvard University in 2000.

Dr. Anderson is a member of the Company’s Scientific Advisory Board and has entered into a consulting agreement with the Company in connection with such position, pursuant to which the Company pays Dr. Anderson an annual fee of $15,000 and an additional fee of $3,000 for each meeting of the Scientific Advisory Board conducted in the United States and $5,000 for each meeting held outside of the United States; provided, however, that in no event shall such compensation exceed an aggregate of $60,000 in any calendar year. In addition, Dr. Anderson is associated with Harvard University’s Dana-Farber Cancer Institute as described above. Harvard University’s Dana-Farber Cancer Institute has agreed to participate in the Company’s current Phase III clinical trial of defibrotide to treat VOD with multiple-organ failure. Harvard University’s Dana-Farber Cancer Institute was a party to a Clinical Trial Agreement with the Company pursuant to which Harvard University’s Dana-Farber Cancer Institute conducted a Phase II clinical trial of defibrotide to treat VOD with multiple-organ failure that concluded in December 2005. Harvard University’s Dana-Farber Cancer Institute also conducted a Phase I/II clinical trial of defibrotide to treat VOD with multiple-organ failure in 2002.

Gigliola Bertoglio, 73, has served as one of the Company’s directors since December 2004. Ms. Bertoglio has been a self-employed consultant since January 2003. From 1970 through 2002 she was employed by Reconta Ernst & Young (the Italian affiliate of Ernst & Young LLP) and its predecessors and was an audit partner beginning in 1977. From 1998 until leaving the firm, she was responsible for the firm’s Capital Market Group in Italy. From 1989 to 1998, she was responsible for directing the firm’s Professional Standards Group and member of the Accounting and Auditing Standards Group of Ernst & Young International and as a coordinating audit partner on clients with international operations. From 1977 to 1989, Ms. Bertoglio was a partner of the Italian firm of Arthur Young & Co. (the predecessor to Ernst & Young) where she was responsible for directing the firm’s Professional Standards Group and serving in an advisory role to the Accounting and Auditing Standards Group of Arthur Young International and as a coordinating audit partner on clients with international operations. From 1970 to 1977, she was an Audit Manager (1970 to 1974) and an Audit Principal (1975 to 1977) with the Italian firm of Arthur Young & Co. in its Rome and Milan offices. Prior to 1970, Ms. Bertoglio was employed in the New York offices of Horwath & Horwath and LKH&H, both of which were public accounting firms. She earned a degree in Public Accounting from New York University and a Diploma in Accounting from Economics Institution in Biella, Italy. She was a Certified Public Accountant (active license to August 31, 2002, inactive after that) in the United States and included in the Register of Authorized Auditors of Consob, the Italian Stock Exchanges regulatory agency of public companies.

Luca Breveglieri, 56, has served as one of the Company’s directors since April 2006. Mr. Breveglieri is an Italian-qualified attorney and has been a partner of Breveglieri Verzini e Soci, an Italian law firm, since 2000. From 1982 to 2000, Mr. Breveglieri was the founding partner of Breveglieri e Associati. Mr. Breveglieri is an Italian certified public accountant. Mr. Breveglieri received a degree in law from Universita degli Studi, Pisa, Italy, in 1977.

Marco Codella, 48, has served as one of the Company’s directors since June 2005. Mr. Codella has been the Chief Financial Officer of Sigma Tau Industrie Farmaceutiche Riunite S.p.A., an international family of pharmaceutical companies, since May 1999. Mr. Codella has been a professor of Economics and Management Accounting at University of Rome, La Spienza since 2001. From 1997 to 1999, Mr. Codella was the Finance, IT and Logistics Director of Crown Cork & Seal Italy S.p.A., an Italian subsidiary of Crown Holdings, Inc., a manufacturer of packaging products to consumer marketing companies. From 1994 to 1997, Mr. Codella was the Finance and IT Director of Crown Cork & Seal Italy S.p.A. From 1990 to 1994, Mr. Codella held various finance positions at Digital Equipment Italia S.p.A., an Italian subsidiary of Digital Equipment Corporation, a computer company. From 1987 to 1990, Mr. Codella was the Finance Manager of an Italian subsidiary of Ampex Corporation, a provider of technology for acquisition, storage and processing of visual information. From 1984 to 1987, Mr. Codella was an auditor at Deloitte, Haskins & Sells, an accounting firm. Mr. Codella is a director of Eubiotina Research S.p.A., Biosint S.p.A., Avantgarde S.p.A., SigmaTau Health Science S.p.A., Techogen S.p.A. and Kenton S.r.l., each of which is a subsidiary of Sigma Tau Finanziaria S.p.A., and Fonchim, a pension fund for chemical industry workers. Mr. Codella is an Italian certified public accountant. Mr. Codella graduated summa cum laude from Rome University in 1984 with a degree in economics.

Mr. Codella is the Chief Financial Officer of Sigma Tau Industrie Farmaceutiche Riunite S.p.A. Sigma Tau Industrie Farmaceutiche Riunite S.p.A. is a subsidiary of Sigma Tau Finanziaria S.p.A., which holds 1,300,000 ADSs of the Company. Sigma Tau Pharmaceuticals, Inc., which is another subsidiary of Sigma Tau Finanziaria S.p.A., is a party to a License and Supply Agreement with the Company pursuant to which the Company has licensed the right to market defibrotide to treat VOD in North America, Central America and South America to Sigma Tau Pharmaceuticals, Inc. and pursuant to which Sigma Tau Pharmaceuticals, Inc. has agreed to purchase defibrotide for this use from the Company. Defiante Farmaceutica L.d.a., which is a third subsidiary of Sigma Tau Finanziaria S.p.A., holds 1,024,192 ADSs of the Company and a warrant to purchase an additional 73,334 ordinary shares. Chaumiere Consultadoria e Servicos S.A., which is under common control with Sigma Tau Finanziaria S.p.A., holds 240,043 ADSs of the Company and a warrant to purchase an additional 60,951 ADSs. Inverlochy Consultadoria & Servicos LdA, which is also under common control with Sigma Tau Finanziaria S.p.A. and Chaumiere Consultadoriae Servicos S.p.A., holds 87,666 ADSs of the Company.

Dr. Laura Ferro, 56, has served as the Company’s President and Chief Executive Officer and one of the Company’s directors since 1991. From 1991 to 1997, Dr. Ferro held various executive positions at Sirton S.p.A. an affiliate of the Company, including Chief Executive Officer and Chairperson of the research and development unit. Prior to that, Dr. Ferro was a practicing physician for 15 years. Dr. Ferro is the chairperson of the research committee of Europharm, the European Association of Small and Medium-Sized Pharmaceutical Companies, and is a member of the executive committee of Farmindustria, an Italian pharmaceutical industry group. She is also the President of the Gianfranco Ferro Foundation, a not-for-profit Italian organization with the mission of stimulating research, education and dissemination of information on the correct use of medications and adverse events of medicines. Dr. Ferro received her M.D. and Ph.D. degrees from the University of Milan, and a MBA from Bocconi University in Milan in 1994. Dr. Ferro is a licensed physician. She was certified in psychiatry at the University of Milan in 1981, and in Clinical Pharmacology at the University of Milan in 1994.

Dr. Ferro is also the President and Chief Executive Officer of the Company’s largest shareholder, FinSirton S.p.A., which holds 3,750,000 ordinary shares of the Company. She also serves as Vice President of Sirton S.p.A., a subsidiary of FinSirton S.p.A. that specializes in manufacturing pharmaceutical products. Dr. Ferro is also a member of the board of directors of each of FinSirton S.p.A., Sirton S.p.A. and Foltene Laboratories S.p.A., which is in the hair care products business. FinSirton S.p.A. owns 10% of the outstanding shares of Foltene Laboratories S.p.A. and was previously the controlling shareholder of Foltene Laboratories S.p.A. Each of FinSirton S.p.A. and Sirton S.p.A. leases the Company certain facilities and the Company uses the payroll infrastructure of FinSirton S.p.A. Most of the Company’s recent revenues have been from sales of its products to Sirton S.p.A.

Dr. Lee M. Nadler, 60, has served as one of the Company’s directors since June 2005. Dr. Nadler is the Senior Vice President of Experimental Medicine at Harvard University’s Dana-Farber Cancer Institute and a Professor of Medicine at Harvard University. He joined the staff of the Dana-Farber Cancer Institute in 1977, and was promoted to the faculty in 1980. He served as chief and chair of several departments, including serving as the First Chairperson of the Dana-Farber Cancer Institute’s Department of Adult Oncology. Dr. Nadler received a medical degree from Harvard Medical School in 1973.

Dr. Nadler is the Chairman of the Company’s Scientific Advisory Board and has entered into a consulting agreement with the Company in connection with such position, pursuant to which the Company pays Dr. Nadler an annual fee of $15,000 and an additional fee of $3,000 for each meeting of the Scientific Advisory Board conducted in the United States and $5,000 for each meeting held outside of the United States. In addition, Dr. Nadler is associated with Harvard University’s Dana-Farber Cancer Institute as described above. Harvard University’s Dana-Farber Cancer Institute has agreed to participate in the Company’s current Phase III clinical trial of defibrotide to treat VOD with multiple-organ failure. Harvard University’s Dana-Farber Cancer Institute was a party to a Clinical Trial Agreement with the Company pursuant to which Harvard University’s Dana-Farber Cancer Institute conducted a Phase II clinical trial of defibrotide to treat VOD with multiple-organ failure that concluded in December 2005. Harvard University’s Dana-Farber Cancer Institute also conducted a Phase I/II clinical trial of defibrotide to treat VOD with multiple-organ failure in 2002.

Malcolm Sweeney, 59, has served as one of the Company’s directors since April 2007.  From 2001 to 2005, Mr. Sweeney was the Head of Financial Reporting and Accounting of the Pharma Division at Novartis AG, a major international pharmaceutical company.  From 1990 to 2000, Mr. Sweeney worked for IMS Health Inc., (formerly IMS International), a provider of market intelligence to the pharmaceutical and healthcare industries, and associated companies.  He held the positions of Corporate Controller and Senior Director of Finance for IMS, as well as that of Leader of European Shared Services for Dun and Bradstreet in 1994 and 1995 when Dun and Bradstreet used to own IMS and several other major information service providers.  From 1974 to 1990, he held a variety of finance positions for divisions of General Electric.  Mr. Sweeney resides in the U.K., is a chartered accountant, admitted to the Institute of England & Wales in 1974 when working for KPMG (formerly Peat, Marwick, Mitchell and Co.).  He received a Bachelor of Science in Physics, Economics and Philosophy from the University of Exeter in 1970.

Dr. Andrea Zambon, 50, has served as one of the Company’s directors since June 2005. Dr. Zambon is the President and CEO of Kjos, a Holding Company based in Milan (Italy), focusing its investments on technology driven companies in different countries. Kjos was founded in 2005 and is currently managing investments in different industries, in particular Life Sciences, Chemicals and Security/Defence. Previously Dr. Zambon was a co-founder and President of OKSalute S.p.A. a web-based company serving the medical community from 2000 until 2002. From 2000 until 2004 he was President and board member of Zambon, S.p.A, the holding company of Zambon Group, S.p.A., an Italian pharmaceutical and chemical company that operates in Europe, North and South America and Asia, where he served in various capacities, including President and Chief Executive Officer from 1993 to 1999, Chief Executive Officer from 1991 to 1993. From 1988 to 1989, Dr. Zambon was employed by Smith Kline & Beckman. In 1986 he had joined Zambon Group, S.p.A. in the research and development division. Over the years he has served on numerous corporate and industry association boards. Dr. Zambon earned a Medical Degree from the University of Milan Medical School and is a Harvard Business School alumni.

3.    Approve director compensation for the April 2008 to April 2009 term.

The Board of Directors submits to the shareholders’ attention the following proposed compensation for directors of the Company for the term from this Ordinary Shareholders’ Meeting to the Company’s April 2009 Annual Ordinary Shareholders’ Meeting.

•	€20 thousand per year for being a member of the board;

•	€2 thousand for each board meeting attended; and

•
an additional €3 thousand for each board meeting attended in person that is held outside of the continent in which the director resides, or that requires travel for more than five (5) hours from his/her place of residence.

The Board of Directors also proposes retroactive compensation of an additional €1 thousand for each board meeting attended during the term from the Company’s April 2007 Ordinary Shareholder’s Meeting to this Ordinary Shareholder’s Meeting. The payment of retroactive compensation is proposed on the grounds that extra-ordinary activities were carried out by the directors during the duration of their office.

4.    Approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for fiscal year 2008 with respect to the Company’s U.S. GAAP financial statements and its compensation.

The Board of Directors submits to the shareholders the proposal to resolve upon (A) the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for fiscal year 2008, with respect to the Company’s U.S. GAAP financial statements, and, in connection therewith, (B) confirmation of a compensation per year to such auditor of €75,000, plus extra-ordinary amounts to be expressly determined for extraordinary transactions and services, and (C) grant upon the Chairperson of the Board and any other executive officer of the Company the power to negotiate with Reconta Ernst & Young S.p.A. the terms and conditions for its engagement, including the power to enter into an ad-hoc engagement letter.

In light of the above, the Board of Directors proposes to hold an Ordinary Shareholders’ Meeting to approve the following resolutions:

At the Ordinary Shareholders’ Meeting of Gentium S.p.A., after having examined and approved the report of the Board of Directors, the shareholders

RESOLVED

To approve the 2007 Italian GAAP financial statements of the Company and related documents and, cover the annual operating losses by the utilization of the Company’s net worth reserve;

To set the number of members of the Board of Directors at eight (8) and elect the following individuals as members of the Board of Directors of the Company for the term from this Ordinary Shareholders’ Meeting to the Company’s 2009 Annual Ordinary Shareholders’ Meeting, or until otherwise replaced or removed:

a. Kenneth Anderson

b. Gigliola Bertoglio

c. Luca Breveglieri

d. Marco Codella

e. Laura Ferro

g. Lee Nadler

h. Malcolm Sweeney

i. Andrea Zambon

To approve the following director compensation for the term from this Ordinary Shareholders’ Meeting to the Company’s 2009 Annual Ordinary Shareholders’ Meeting:

•	€20 thousand per year for being a member of the board;

•	€2 thousand for each board meeting attended; and

•
an additional €3 thousand for each board meeting attended in person that is held outside of the continent in which the director resides, or that requires travel for more than five (5) hours from his/her place of residence.

To approve, retroactively for the term from the Company’s April 2007 Ordinary Shareholder’s Meeting to this Ordinary Shareholder’s Meeting, an additional €1 thousand in director compensation for each board meeting attended. The payment of retroactive compensation is resolved on the grounds that extra-ordinary activities were carried out by the directors during the duration of their office.

To approve (A) the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for fiscal year 2008, with respect to the Company’s U.S. GAAP financial statements, and, in connection therewith, (B) confirmation of a compensation per year to such auditor of €75,000, plus extra-ordinary amounts to be expressly determined for extraordinary transactions and services; (C) grant upon the Chairperson of the Board and any other executive officer of the Company the power to negotiate with Reconta Ernst & Young S.p.A. the terms and conditions for its engagement, including the power to enter into an ad-hoc engagement letter.

Exhibit 3

Ordinary Shareholders' Meeting:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3 AND 4.

1. To approve the 2007 Italian GAAP financial statements and related documents.
2. To set the number of the Board of Directors and to elect the following individuals as members of the Board of Directors of the Company for the April 2008 to April 2009 term:
   a) Dr. Kenneth Anderson
   b) Gigliola Bertoglio
   c) Luca Brevegliari
   d) Marco Codella
   e) Dr. Laura Ferro
   f) Dr. Lee M. Nadler
   g) Malcolm Sweeney
   h) Dr. Andrea Zambon
3. To approve compensation for the members of the Board of Directors for the April 2008 to April 2009 term.
4. To approve the engagement of Reconta Ernst & Young S.p.A. as the Company's independent auditor for the fiscal year 2008 for U.S. GAAP financial statements and approve its compensation.
5. In its discretion, the proxy is authorized to vote upon such other matters as may properly come before the meeting.

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

☒ Votes must be indicated (x) in Black or Blue ink.

Ordinary Shareholders' Meeting:

	FOR	AGAINST
1.	☐	☐
3.	☐	☐
4.	☐	☐

	FOR all nominees listed (except as marked to the contrary below)	**WITHHOLD AUTHORITY** to vote for all nominees listed
2.	☐	☐

INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the line below:

____

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date ______ Share Owner sign here ______ Co-Owner sign here ______

Gentium S.p.A.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 PM on April 22, 2008)

The undersigned registered holder of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such American Depositary Shares registered in the name of the undersigned on the books of the Depositary as of the close of business on February 29, 2008 at the Ordinary Shareholders' Meeting of Gentium S.p.A. to be held on April 29, 2008, if such meeting is held on the first call, or May 9, 2008, if such meeting is held on the second call, in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an X in the appropriate box below the resolution.**
2. **The Depositary shall not vote the amount of Ordinary Shares underlying an ADS except in accordance with instructions from the holder of such ADS.**

GENTIUM S.p.A.
PROXY PROCESSING
PO BOX 3549
S HACKENSACK NJ 07606-9249

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Gary G. Gemignani
Name: Gary G. Gemignani
Title: Executive Vice President and Chief Financial Officer

Date: March 7, 2008

INDEX TO EXHIBITS

Exhibit	Description
1	Notice of Call
2	Board report to shareholders regarding Ordinary Shareholders’ Meeting
3	Proxy card